Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

General Company of Geophysics

(Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -  ______________.)

MIXED CAPITAL COMPANY
SALES AND PURCHASE AGREEMENT
REVOLVING CREDIT FACILITY AGREEMENT
CERTIFICATION
CERTIFICATION

FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

PART I

Item 1: FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2004	2003
	(unaudited)
	(amounts in million of euros)
ASSETS
Current assets
Cash and cash equivalents	83.1	96.4
Trade accounts and notes receivable	174.9	165.5
Inventories and work-in-progress	75.2	64.0
Other current assets	51.7	57.9
Total current assets	384.9	383.8
Long term receivable and other investments	35.6	41.5
Investments in and advances to companies under the equity method	36.3	33.0
Property, plant and equipment, net	222.1	216.0
Goodwill and intangible assets, net	238.4	205.1
Total assets	917.3	879.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	2.0	3.2
Current portion of long-term debt	35.7	24.6
Trade accounts and notes payable	77.4	78.6
Accrued payroll costs	50.4	47.7
Income taxes payable	20.8	18.3
Advance billings to customers	8.6	16.9
Other current liabilities	41.2	44.8
Total current liabilities	236.0	234.1
Long-term debt	218.4	207.8
Other long-term liabilities	37.1	32.1
Total long-term liabilities	255.5	239.9
Minority interest	16.0	8.8
Common stock, 24,498,368 shares authorized 11,680,718 shares with a €2 nominal value issued and outstanding at March 31, 2004; 11,680,718 at December 31, 2003	23.4	23.4
Additional paid-in capital	292.7	292.7
Retained earnings	132.1	142.5
Net income (loss) for the period	6.1	(10.4)
Cumulative translation adjustment	(44.5)	(51.6)
Total shareholders’ equity	409.8	396.6
Total liabilities and shareholders’ equity	917.3	879.4

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2004	2003
	(amounts in million of
	euros, except per share data)
Operating revenues	161.8	156.7
Cost of operations	(127.0)	(127.4)
Gross profit	34.8	29.3
Research and development expenses — net	(6.9)	(6.3)
Selling, general and administrative expenses	(18.8)	(20.2)
Other revenues (expenses) — net	3.5	0.6
Operating income (loss)	12.6	3.4
Interest and other financial income and expense — net	(6.3)	(8.4)
Exchange gains (losses) — net	4.6	0.8
Income (loss) from consolidated companies before income taxes	10.9	(4.2)
Income taxes	(4.9)	(2.7)
Net income (loss) from consolidated companies	6.0	(6.9)
Equity in income (losses) of investees	2.1	3.0
Goodwill amortization	(2.0)	(1.5)
Net income (loss) before minority interest	6.1	(5.4)
Minority interest	—	(0.1)
Net income (loss)	6.1	(5.5)
Weighted average number of shares outstanding	11,680,718	11,680,718
Dilutive potential shares from stock-options	42,496	—
Dilutive weighted average number of shares outstanding	11,723,214	11,680,718
Net income (loss) per share
Basic	0.52	(0.47)
Diluted	0.52	(0.47)

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2004	2003
	(amounts in million of euros)
Cash flows from operating activities
Net income (loss)	6.1	(5.5)
Depreciation and amortization	17.5	18.0
Multi-client surveys amortization	12.5	30.1
Net loss (gain) on sale of assets	(0.3)	—
Deferred income taxes	0.9	0.1
Minority interest	—	0.1
Equity in income of investees, net of dividends	(2.1)	(3.0)
Increase (decrease) in other long-term liabilities	1.4	1.5
Other non-cash items	9.8	0.9
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	2.8	(6.6)
(Increase) decrease in inventories and work in progress	(4.7)	(3.8)
(Increase) decrease in other current assets	11.7	41.2
Increase (decrease) in trade accounts and notes payable	(5.4)	(11.3)
Increase (decrease) in other current liabilities	(10.3)	(13.5)
Net cash provided by operating activities	39.9	48.2
Cash flows from investing activities
Purchases of property, plant and equipment(a)	(5.6)	(8.9)
Investments in multi-client surveys	(18.0)	(32.3)
Proceeds from sale of assets	0.7	0.4
Cash paid for acquired businesses, net of cash acquired	(27.9)	(1.5)
Investments in and advances to companies under the equity method		—
Decrease (increase) in other investments	(0.1)	2.0
Net cash used in investing activities	(50.9)	(40.3)
Cash flows from financing activities
Repayment of long-term debt	(3.8)	(19.8)
Issuance of long-term debt	5.1	0.8
Repayment of capital lease obligations	(2.9)	(3.6)
Government research grants received	—	—
Government research grants repaid	(0.8)	(0.2)
Increase (decrease) in bank overdrafts	(1.5)	(4.6)
Net cash provided by (used in) financing activities	(3.9)	(27.4)
Effects of exchange rate changes on cash	1.6	2.9
Net increase (decrease) in cash and cash equivalents	(13.3)	(16.6)
Cash and cash equivalents at beginning of year	96.4	116.6
Cash and cash equivalents at end of period	83.1	100.0
(a) not including equipment acquired under capital leases	7.5	0.5

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES
IN UNAUDITED CONSOLIDATED SHAREHOLDERS’ EQUITY

			Additional		Cumulative	Total
	Number of	Share	paid-in	Retained	translation	shareholders’
	shares issued	capital	capital	Earnings	adjustment	equity
	(in € million, except for number of shares)
Balance at January 1, 2003	11,680,718	23.4	310.6	124.6	(21.1)	437.5
Capital increase
Net income				(10.4)		(10.4)
Foreign currency translation					(30.5)	(30.5)
Other			(17.9)	17.9		—
Balance at December 31, 2003	11,680,718	23.4	292.7	132.1	(51.6)	396.6
Capital increase
Net income				6.1		6.1
Foreign currency translation					7.1	7.1
Other
Balance at March 31, 2004	11,680,718	23.4	292.7	138.2	(44.5)	409.8

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1—Summary of significant accounting policies

     The accounting principles applied by the Group in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in France (“French GAAP”) and comply with the regulation Number 99-02 approved by the decree dated June 22, 1999 of the French “Comité de la Réglementation Comptable”.

     French GAAP differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Notes 3 describes the principal differences between French GAAP and U.S. GAAP as they relate to CGG and its subsidiaries (“ the Group”), and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended March 31, 2004.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Analysis by operating segment and geographic zone

     The following tables present revenues by activities and by geographic zone based on the location of the customer, operating income and identifiable assets by operating segment.

     The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, and (iii) data processing, and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended March 31,
	2004		2003
	(in € million, except percentages)
Land SBU	24.7	15%	51.4	33%
Offshore SBU	34.9	21%	46.4	29%
Processing & Reservoir SBU	23.5	15%	27.6	18%

Total Services	83.1	51%	125.4	80%
Products	78.7	49%	31.3	20%

Total	161.8	100%	156.7	100%

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Revenues by geographic zone

     The following table sets forth our consolidated operating revenues by geographic zone, and the percentage of total consolidated operating revenues represented thereby, during :

     Analysis of operating revenues by origin

	Three months ended March 31,
	2004		2003
	(in € million, except percentages)
France	72.6	45%	26.6	17%
Rest of Europe	8.7	5%	13.4	9%
Asia-Pacific/Middle East	27.8	17%	21.0	13%
Africa	15.3	10%	20.0	13%
Americas	37.4	23%	75.7	48%

Total	161.8	100%	156.7	100%

     Analysis of operating revenues by location of customers

	Three months ended March 31,
	2004		2003
	(in € million, except percentages)
France	4.8	3%	1.5	1%
Rest of Europe	24.3	15%	13.4	9%
Asia-Pacific/Middle East	67.4	42%	35.9	23%
Africa	24.8	15%	30.0	19%
Americas	40.5	25%	75.9	48%

Total	161.8	100%	156.7	100%

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Analysis by operating segment

	Three months ended March 31,
	2004 (unaudited)					2003 (unaudited)
			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total
	(in € million)					(in € million)
Revenues from unaffiliated customers	83.1	78.7	—		161.8	125.4	31.3	—		156.7
Inter-segment revenues	0.8	4.1	(4.9)		—	0.3	6.4	(6.7)		—
Operating revenues	83.9	82.8	(4.9)		161.8	125.7	37.7	(6.7)		156.7
Operating income (loss)	(7.3)	21.3	(1.4	)(a)	12.6	1.2	5.2	(3.0	)(a)	3.4
Equity in income (loss) of investees	2.1	—	—		2.1	3.0	—	—		3.0
Capital expenditures(b)	30.0	1.5	(0.5)		31.0	43.5	0.5	(2.3)		41.7
Depreciation and amortization(c)	27.0	4.2	(1.2)		30.0	46.5	3.1	(1.5)		48.1
Corporate assets amortization					—					0.1
Investments in companies under equity method					—					—
Identifiable assets	530.4	272.1	(30.9)		771.6	646.0	195.9	(27.4)		814.5
Unallocated and corporate assets					145.7					142.1

Total Assets					917.3					956.6

(a)	Includes general corporate expenses of €2.4 million for the first quarter of 2004 and €2.7 million for the comparable period in 2003.

(b)	Includes investments in multi-client surveys of €18.0 million for the first quarter of 2004 and €32.3 million for the comparable period of 2003 and equipment acquired under capital leases of €7.5 million for the first quarter of 2004 and €0.5 million for the comparable period in 2003.

(c)	Includes multi-client amortization of €12.5 million for the first quarter of 2004 and €30.1 million for the comparable period of 2003 and goodwill amortization for our Services and Products segments of €0.2 million and €1.8 million, respectively, for the first quarter of 2004 and €0.3 million €1.2 million, respectively, for the comparable period of 2003.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Note 3— Reconciliation to U.S. GAAP

A — Summary of differences between accounting principles followed by the group and U.S. GAAP

     The accompanying consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in B.

Derivative instruments and hedging activity

     Under French GAAP, as described in Note 13 of our consolidated financial statements, derivative instruments used as hedges are not recognized in the balance sheet and hedging gains and losses are recorded in the same period as the income or loss on the hedge transactions.

     Under U.S. GAAP beginning January 1, 2001 with the adoption of SFAS No. 133, (“Accounting for Derivative Instrument and Hedging Activities”) all derivative instruments are recorded in the balance sheet at fair value. Specifically,

•	hedge accounting may only be applied to hedges meeting strict criteria and SFAS No. 133 defines new requirement for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting;

•	for derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs;

•	for derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings;

•	for embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar), revenue and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings;

•	if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings.

Goodwill amortization and impairment

     Under French GAAP, goodwill is amortized on a straight-line basis over its estimated useful life.

     Under U.S. GAAP, before 31 December 2001, no difference was reported for goodwill accounting. Since 1st January 2002, however, goodwill is no longer amortized but remains at its carrying value as of December 31, 2001. Under the provisions of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is tested for impairment at least annually. Differences could also occur in the determination of the charge of impairment of goodwill under French GAAP and U.S. GAAP. Such difference was reported for the year 2003 related to the goodwill of CMG following the Land restructuration plan.

Impairment of long-lived assets

     Under French GAAP, long-lived assets are written down when, as a result of events or changes in circumstances within the year, their recoverable value appears to have declined on an other than temporary basis to an amount less than their carrying value. Impairment is determined for each group of autonomous assets (independent operating units or subsidiaries) by comparing their carrying value with the undiscounted cash flows that they are expected to generate based upon management’s expectations of future economic and operating conditions.

     Should the above comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either market value or the sum of discounted future cash flows.

     Under U.S. GAAP and starting on 1st January 2002, the date of adoption of SFAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, the method described above is relevant only for long-lived assets to be held and used, while assets to be disposed of by sale should be reported as selling price less costs to sale.

     No such difference was reported for the year 2003.

Available-for-sale securities

     Under French GAAP, investment in equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

     recognized. For trade securities, the allowance is evaluated based on the average of the market price on the last 30 days.

     Under U.S. GAAP, investments in equity securities are classified into two categories and accounted as follows: Equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings. All other equity securities are classified in “available for sale” securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholder’s equity. In case of other-than-temporary loss in fair value, an allowance is recorded in earnings. Such allowance is evaluated based on the market on the market price at the closing rate.

Stock-based compensation

     Under French GAAP, no compensation cost is recognized for stock options.

     For U.S. GAAP purposes, the stock-based compensation plans qualify as fixed plans under U.S. GAAP, compensation cost is recorded under APB25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant.

Income taxes

     Under French GAAP, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.

     Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52, Foreign Currency Translation, are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.

Comprehensive income

     Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In the consolidated financial statements, the concept of comprehensive income does not exist because French accounting principles do not authorize any change in equity corresponding to this definition other than net income and changes in the cumulative translation adjustment related to foreign subsidiaries.

     In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.

     For the Group, this statements includes, in addition to net income:

•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133,

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

B — RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO U.S. GAAP

Consolidated Net Income

	March 31,
	2004	2003
	(unaudited)	(unaudited)
( in € million, except per share data)
Net income (loss) as reported in the Statement of Operations	6.1	(5.5)
Goodwill amortization	2.0	1.5
Deferred tax asset	0.8	—
Stock options	—	—
Available-for-sale securities	—	0.4
Derivative instruments and hedging activities	2.1	(1.5)

Net income (loss) according to U.S. GAAP	11.0	(5.1)

Weighted average number of shares outstanding	11,680,718	11,680,718
Dilutive potential shares from stock-options	42,496	—

Dilutive weighted average number of shares outstanding	11,723,214	11,680,718
Net income (loss) per share
Basic	0.94	(0.44)
Diluted	0.94	(0.44)

Shareholders’ equity

	March 31,	December 31,
	2004	2003
(in € million)	(unaudited)
Shareholders’ equity as reported in the Consolidated Balance Sheets	409.8	396.6
Goodwill amortization	16.0	14.0
Deferred tax asset	(6.3)	(7.1)
Stock options	(0.4)	(0.4)
Available-for-sale securities	(1.3)	(1.4)
Derivative instruments and hedging activities	1.7	(0.4)
Other comprehensive income	15.2	12.0

Shareholders’ equity according to U.S. GAAP(a)	434.7	413.4

(a)	including comprehensive income of €21.3 million as of March 31, 2004 and €(17.6) as of December 31, 2003.

C — ADDITIONAL U.S. GAAP DISCLOSURES

On November 21, 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, regarding whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. For contracts including multiple deliverables meeting the separation criteria of EITF 00-21, the Group allocates the total arrangement consideration to each separate unit of accounting based on the relative fair values of the deliverables in each unit of accounting and recognizes revenue based on the Group’s revenue recognition policy applicable to each separate unit of accounting. In general, EITF 00-21 limits the amount of revenue allocated to an individual deliverable under an agreement to the lesser of its relative fair value or the amount not contingent on the Group’s delivery of other elements under the agreement, regardless of the probability of the Group’s performance. For CGG, the provisions of this Issue become effective for the year beginning January 1, 2004. The Group is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors Affecting Results of Operations

     We divide our businesses into two segments, geophysical services and geophysical products. We have organized our Services segment into three strategic business units, or SBUs, since 1999:

•	the Land SBU, for land and shallow water seismic acquisition activities;

•	the Offshore SBU, for marine seismic acquisition activities, multi-client library sales; and

•	the Processing & Reservoir SBU, for seismic data processing, data management and reservoir studies.

     Our Products segment includes primarily our equipment manufacturing subsidiary Sercel.

     Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices. Despite relatively high energy prices for the last four years, following the sharp drop of late 1998 and early 1999, the geophysical services market has not recovered in terms of either business volume or price to the levels preceding the 1998-1999 decline of oil and gas prices.

     We believe that two fundamental factors have contributed to this unusual situation. First, global geopolitical uncertainty, particularly following the September 11, 2001 tragedy and further accentuated by the events in the Middle East during 2003, has not created the confidence and visibility that are essential in our client’s on long term decision-making processes, with many projects being delayed or cancelled. Second, given this difficult environment, geophysical services providers as a whole have not reacted efficiently, in particular in terms of capacity adjustment, which results in excess supply applying downward pricing pressure in the market. Nevertheless, we believe that the long-term outlook for the geophysical services sector remains fundamentally positive.

     Finally, the depth and duration of the current contraction in the geophysical sector has gradually increased awareness among geophysical service providers of the need to improve the sector’s business model, which under current conditions creates little shareholder value. CGG holds 467,999 shares of PGS representing 2.34% of the new equity composed of 20,000,000 shares. We intend to engage in discussions with PGS with a view to merging the two companies’ seismic businesses, thereby creating the conditions for enhanced operational efficiency and achieving sufficient critical mass to allow flexible management of supply. Although we believe that all parties understand the rationale for, and benefits of, such a merger, no assurance can be given that such discussions will develop or that they will conclude successfully.

     During December 2003, CGG sold 400,000 shares of PGS on the market, reducing its total holdings to 2.3%. The sale price totaled U.S.$13 million and produced a gain of €2.5 million before tax.

Land acquisition restructuring plan

     Our results of operations have also been affected by the growing operational risks in land acquisition resulting from a very unbalanced contractual situation, which adds significant difficulties to the already strong commercial pressure. This situation resulted in our reassessment of our geographical presence in certain land acquisition markets. A restructuring program was launched in September 2003 to substantially lower fixed costs. This program principally consisted of a workforce reduction plan affecting approximately 250 persons and the reduction of seismic acquisition inventories and assets for a global cost of €19 million.

     In the three months ended March 31, 2004, €2.8 million have been used out of a total provision of €17.7 million that we accounted for at the end of 2003. Both in terms of cost savings and operational reorganization, the restructuring plan is in progress and in conformity with the initial objectives.

Revenues and backlog

     Our revenues for the three months ended March 31, 2004 increased by 3% to €161.8 million from €156.7 million for the comparable period of 2003. Expressed in U.S. dollars, our consolidated operating revenues increased 20% to U.S.$201.7 million in the three months ended March 31, 2004 from U.S.$167.7 million for the comparable period in 2003. The increase resulted mainly from our Products segment, which experienced a 193% increase in revenues in dollar terms (excluding intra-Group sales) for the three months ended March 31, 2004 compared to three months ended March 31, 2003.

     Our backlog as of May 1, 2004 was €255 million (U.S.$305 million) compared to €222 million (U.S.$280 million) as of December 31, 2003, representing a 9% increase in U.S dollar terms. We expect that this increase will favorably impact the second semester, especially the Services segment. After an exceptional first quarter, we expect our Products segment to experience a good level of activity for the remainder of the year.

Acquisitions and Dispositions

     On January 2, 2004, Sercel finalized the acquisition of the seismic equipment business of Thales Underwater Systems (“TUS”). Principally located in Australia, TUS develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. The transaction was valued at €25 million, of which €21.7 million was paid in cash at the closing of the transaction, and generated goodwill of €19.8 million.

     On January 8, 2004, Sercel acquired a 51% majority ownership in Hebei Junfeng Geophysical Co. Ltd., the provider of geophones and seismic cables for the Chinese seismic market. Hebei Junfeng Geophysical Co. Ltd., located in the Hebei province, was originally created by BGP, the largest Chinese geophysical services contractor. The transaction amounted to €9 million approximately and generated goodwill of €2 million. BGP will remain shareholder of the company along with the management, the employees, and XPEIC, a Chinese geophysical equipment company.

     On February 19, 2004, Sercel acquired Orca Instrumentation, a French company that develops and markets marine instrumentation and underwater data transmission systems. Orca Instrumentation employs 15 people. The transaction amounted to €1.3 million.

     On March 3, 2004, Sercel completed the acquisition of Createch Industrie, a French company specialized in borehole measurement tools, borehole seismic tools and permanent borehole sensors. The company is headquartered in the Paris area and employs 19 people. The transaction amounted to €1.9 million.

Critical Accounting Policies

     Our significant accounting policies, which we have applied consistently in all material respects, are more fully described in Note 1 to our consolidated annual financial statements contained in our Annual Report for the year 2002 on Form 20-F. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

Multi-client survey accounting

     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The multi-client library is stated at surveys costs described above less accumulated amortization or fair value if lower. We review the library for potential impairment for independent surveys on an ongoing basis.

Revenue recognition:

     Revenues related to multi-client surveys result from pre-commitments and licenses after completion of the surveys (“after-sales”).

     Pre-commitments - Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing.

     We recognize pre-commitments as revenue based on the ratio of project cost incurred to total estimated project cost, which we believe reflects the physical progress of the project.

     After sales - Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that all the data conforms to technical specifications.

     After sales volume agreements - We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data.

Amortization:

     We amortize the multi-client surveys according to three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys: amortized on the basis of 66.6% of revenues. Starting at the time of data delivery, a minimum straight-line depreciation scheme is applied on a three years period, should total accumulated depreciation from sales be below this minimum level;

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is a five year period from data delivery;

•	Long term strategic 2D surveys: amortization on sales according to the above area split and straight-line depreciation on a seven years period from data delivery.

Exclusive survey accounting (Proprietary / Contract services)

     We perform seismic services for a specific customer. We recognize proprietary/contract revenue as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenue based on the ratio of the project’s cost to date to the total project cost.

Other geophysical services

     Revenue from our other geophysical services is recognized as the services are performed.

Goodwill amortization and impairment of long-lived assets

     We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to twenty years. We select the period of benefit based on the strategic significance of the asset acquired.

     We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare that the carrying value of each group of autonomous assets (independent operating units or subsidiaries) with the undiscounted cash flows that they are expected to generate based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either value or the sum of discounted future cash flows.

Three months ended March 31, 2004 compared to three months ended March 31, 2003

Operating Revenues

     Our consolidated operating revenues for the three months ended March 31, 2004 increased 3% to €161.8 million from €156.7 million for the comparable period of 2003. Expressed in U.S dollars, our consolidated operating revenues increased 20% to U.S.$201.7 million in the three months ended March 31, 2004 from U.S.$167.7 million for the comparable period in 2003. This increase was primarily attributable to increases in operating revenues from our Products segment, notwithstanding a decrease in revenues of our Services segment, in particular our Land and Offshore SBUs.

Services

     Operating revenues for our Services segment (excluding internal sales) decreased 34% to €83.1 million for the three months ended

March 31, 2004 from €125.4 million for the comparable period of 2003. In U.S. dollar terms, operating revenues decreased 23% to U.S.$103.5 million for the three months ended March 31, 2004 from U.S.$134.2 million for the comparable period of 2003. This decrease was primarily attributable to our Land and Offshore SBUs.

     Land SBU - Operating revenues for our Land SBU decreased by 52% to €24.7 million for the three months ended March 31, 2004, compared to €51.4 million for the comparable period of 2003. In U.S. dollar terms, operating revenues decreased by 44% to U.S.$30.6 million for the three months ended March 31, 2004 from U.S.$55.0 million. On average, nine crews were in operation during the first quarter of 2004, compared to 14 in the comparable period of 2003 for the comparable period of 2003.

     During this quarter, the Land SBU operated in line with the financial targets of its restructuring plan.

     Offshore SBU - Operating revenues of our Offshore SBU for three months ended March 31, 2004 decreased by 25% at €34.9 million compared to €46.4 million for the comparable period of 2003. In U.S. dollars terms, operating revenues decreased by 12% to U.S.$43.5 million for the three months ended March 31, 2004 from U.S.$49.6 million for the comparable period of 2003.

     Even though multi-clients after sales were globally stable and the vessel production increased compared to the first three months of 2003, low price level negatively affected the SBU’s revenues.

     Multi-Clients data sales decreased 57% to €16.8 million for the three months ended March 31, 2004 from €40.0 million for the comparable period of 2003, due to a shift in vessel use from multi-client to exclusive surveys. Exclusive contracts accounted for 56% of our marine seismic sales for the three months ended March 31, 2004 compared to 17% for the comparable period of 2003. The net book value of our marine multi-clients data library was €152.4 million as of March 31, 2004 compared to €126.6 million as of March 31, 2003.

     Processing & Reservoir SBU - Operating revenues for our Processing & Reservoir SBU decreased 15% to €23.5 million for the three months ended March 31, 2004 from €27.6 million for the comparable period of 2003. In U.S. dollars terms, operating revenues were stable, going from U.S.$29.5 million for the three months ended March 31, 2004 to U.S.$29.2 million for the comparable period of 2003 in a market where CGG maintained its relative position.

Products

     Operating revenues for our Products segment increased 120% to €82.8 million from €37.7 million. Expressed in U.S. dollars, revenues increased 155% to a record U.S.$103.2 million for the three months ended March 31, 2004 from U.S.$40.5 million for the comparable period in 2003. Excluding intra-group sales, revenues increased 152% to €78.8 million compared to €31.3 million for the comparable period in 2003. The overall increase in sales resulted from the continuing strong demand for land products, some encouraging signs of recovery for marine products and, to a lesser extent, from the impact of acquisitions finalized near year-end 2003.

Operating Expenses

     Cost of operations, including depreciation and amortization, was stable at €127.0 million for the three months ended March 31, 2004 compared to €127.4 million for the comparable period of 2003. As a percentage of operating revenues, cost of operations was largely stable at 78% in the first three months of 2004 compared to 81% in the first three months of 2003. Gross profit increased by 20% to €34.8 million for the first three months of 2004 from €29.3 million in the comparable period of 2003.

     Research and development expenditures increased 10% to €6.9 million for the three months ended March 31, 2004, compared to €6.3 million for the comparable period of 2003, representing 4.3% and 4.0% of operating revenues, respectively.

     Selling, general and administrative expenses decreased 7% to €18.8 million for the three months ended March 31, 2004 from €20.2 million in the comparable period of 2003. As a percentage of operating revenues, selling, general and administrative costs decreased to 12% for the three months ended March 31, 2004 compared to 13% for the comparable period of 2003.

     Other revenues amounted to €3.5 million for the first quarter of 2004. This amount included notably insurance proceeds of €1.7 million related to the seismic vessel Symphony.

Operating Income (Loss)

     We had operating income, before amortization of goodwill, of €12.6 million for the three months ended March 31, 2004, compared to €3.4 million for the comparable period of 2003.

     Operating loss for our Services segment was €7.3 million for the three months ended March 31, 2004, compared to operating income of €1.2 million for the comparable period of 2003. This decrease is mainly due to the €/U.S. dollar exchange rate and the low prices in the marine sector.

     Operating income from our Products segment was €21.3 million for three months ended March 31, 2004 compared to €5.2 million for the comparable period of 2003 despite a less favorable U.S. dollar/euro exchange rate. This increase resulted from a higher level of revenues and a more favorable product mix

Financial Income and Expenses, Net

     Net interest and financial expenses decreased 25% to €6.3 million for the three months ended March 31, 2004 from €8.4 million in the comparable period of 2003, as of March 31, 2003 financial expenses included an allowance of €2 million related to our PGS shares.

     Foreign exchange gains were €4.6 million for the three months ended March 31, 2004 compared to €0.8 million foreign exchange losses for the comparable period of 2003, due to favorable hedges.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method was €2.1 million for the three months ended March 31, 2004 compared to €3.0 million for the comparable period of 2003 and resulted essentially from income from Argas, our joint venture in Saudi Arabia which is operating three land crews.

Income Taxes

     Income taxes increased 81% to €4.9 million for the three months ended March 31, 2004 from €2.7 million for the comparable period of 2003, principally due to a Norvegian deferred tax adjustment and an increase of our US income tax.

     We are not subject to a worldwide taxation system, and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.

Net Income (Loss)

     Our net result for the three months ended March 31, 2004 was an income of €6.1 million compared to a loss of €5.5 million for the comparable period of 2003.

Liquidity and Capital Resources

     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.

Operations

     For the three months ended March 31, 2004, our net cash provided by operating activities, before changes in working capital, was €45.8 million compared to €42.2 million for the comparable period of 2003. Changes in working capital amounted to a decrease of €5.9 million in the first three months of 2004 compared to an increase of €6.0 million in the comparable period for 2003.

Investing Activities

     During the first three months of 2004, we incurred capital expenditures of €13.1 million, including €7.5 million of capital lease by CGG Marine related to the renewal of the charters for the seismic vessels Föhn and Harmattan (which leases include buy-back options).

     We also invested €18.0 million in our multi-client library, in deep water areas in the Gulf of Mexico and offshore Brazil. As of March 31, 2004, the net book value of our marine multi-client data library was €152.4 million.

     During the first quarter, Sercel acquired the seismic business of TUS, Orca Instruments and Createch and took a 51% stake in Hebei JunFeng Geophysical Equipment for an aggregate price of approximately €31.5 million.

Financing Activities

     Net cash provided by financing activities during the first quarter of 2004 was a negative €3.9 million.

     Net debt as of March 31, 2004 amounted to €173.0 million, an increase of 24% from €139.2 million as of December 31, 2003. The ratio of net debt to equity decreased to 42% as of March 31, 2004 compared to 35% as of December 31, 2003.

     On March 12, 2004, CGG, CGG Marine and Sercel signed a revolving credit facility agreement of U.S.$60 million with certain banks and financial institutions acting as lenders. The purpose of this agreement is to replace the current multi-currency facility agreement dated September 15, 1999 as amended on August 31, 2000, which was cancelled.

     The lenders are granted a lien on the accounts receivable of CGG, CGG Marine and Sercel S.A. The facility is given for three years and will begin amortizing after March 11, 2006.

     ORBDA for the first quarter of 2004 was €35.4 million compared to €46.7 million for the corresponding period of 2003.

     “ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA” in our precedent financial reports) is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because we understand that it is a measure used by certain investors to appreciate our operating cash flow and historical ability to meet debt service and capital expenditure requirements. ORBDA is not a measure of financial performance under French GAAP or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP or U.S. GAAP.

     The following table presents a reconciliation of ORBDA to operating income for the periods indicated as follows:

	March 31,
(in € millions)	2004	2003
ORBDA	35.4	46.7
Depreciation and Amortization (excluding goodwill amortization)	(15.5)	(16.5)
Multi-client surveys Amortization	(12.5)	(30.1)
Variation of current assets allowance	2.2	2.7
Non recurring gains (losses)	3.0	0.6

Operating income	12.6	3.4

     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2002.

Contractual Obligation

     The following table sets forth our future cash obligations as of March 31, 2004:

(in € millions)	Payments Due by Period
	Less than			More than
	1 year	2-3 years	4-5 years	5 years	Total
Long-Term Debt	11.9	10.9	187.7	1.4	211.9
Capital Lease Obligations	17.6	18.0	0.9	—	36.5
Operating Leases	43.1	40.1	38.4	2.6	124.2
Other Long-Term Obligations (bond interest)	19.6	39.1	19.6	—	78.3

Total Contractual Cash Obligations	92.2	108.1	246.6	4.0	450.9

Trend Information

Currency Fluctuations

     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in Euros at the average rate of the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the three months ended March 31, 2004 and the years ended December 31, 2003 and 2002 over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four chartered vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues, principally due to personnel costs payable in euros.

     We do not enter into forward foreign currency exchange contracts for trading purposes.

Seasonality

     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during such period. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets is denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of March 31, 2004.

Fair value (in € million)	March 2005	2005	2006	2007	2008	Thereafter	Total	Fair Value
Cap contracts
Interest rate cap U.S. dollar	—
Capped rate	—%
Debt
U.S. dollar	2.0	1.5	2.0	186.1	0.1	1.0	192.7	207.5
Average fixed rate	5.1%	5.1%	5.1%	10.6%	8.5%	8.5%	10.4%
U.S. dollar	8.6	3.7	5.4	1.1	0.2	0.4	19.4	19.4
Average variable rate	3.0%	2.5%	2.7%	2.3%	4.0	9.3%	3.7%
Euro	7.7	4.5	3.6	0.7	—	—	16.5	16.0
Average fixed rate	6.5%	6.4%	6.3%	6.0%	—%	—%	6.4%
Euro	5.2	0.7	6.1	—	—	—	12.0	12.0
Average variable rate	5.1%	2.7%	2.7%	—%	—%	—%	3.7%
Other currencies	0.3	0.2	0.2	—	—	—	0.7	0.7
Average fixed rate	7.5%	7.3%	7.2%	5.1%	—%	—%	7.3%
Other currencies	6.2	0.1	0.1	0.1	0.1	—	6.6	6.6
Average variable rate	25.7%	7.3%	7.3%	7.3%	—%	—%	24.8%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	142.9						3.2
U.S. dollars average rate	1.1899
Options — Puts (in U.S.$)	—
U.S. dollars average rate	—

Item 4: CONTROLS AND PROCEDURES

     As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that such controls and procedures are effective to ensure that information required to be disclosed in reports filed with or submitted to the SEC under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

     There has been no change in our internal control over financial reporting during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

Item 1: LEGAL PROCEEDINGS

     We decided in March 2004 to enter into an arbitration process in connection with the payment conditions of a net outstanding debt of U.S.$26.6 million related to a land seismic acquisition contract. Based on our contractual and legal position, as well as the solvency of the geophysical services beneficiary, no allowance was recorded as of December 31, 2003, or as of March 31, 2004.

Item 2: CHANGES IN SECURITIES AND USE OF PROCEEDS

     Not applicable.

Item 3: DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Not applicable.

Item 5: OTHER INFORMATION

     On May 7, 2004, we received a copy of a letter dated May 4, 2004 addressed to Barbier Frinault & Autres (Ernst & Young), one of our external auditors, alleging wrongful dismissal and various improprieties on the part of CGG and its subsidiaries, principally with respect to certain of our overseas operations. This letter was sent by a former senior financial officer of our Services segment who was dismissed during our redundancy plan implemented at the end of 2003 as part of the restructuring of our land acquisition business unit. We have disclosed the letter and discussed its contents with our audit committee and our auditors in a meeting held on May 12, 2004. Subject to approval by our full board of directors, the audit committee took the view that we should commence an internal investigation of the allegations to be conducted by independent experts, which will be approved by the audit committee and with the cooperation of our auditors who will perform their own due diligence. Based on our current knowledge, we believe the allegations to be without foundation.

Item 6: EXHIBITS AND CURRENT REPORTS ON FORM 6-K

Exhibits

     The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit
10.1*	Mixed capital company contract dated November 26, 2003 by and among Sercel SA, the Committee of the Hebei Junfeng Prospecting Equipment Company, the Dongfang Geological Prospecting Limited Liability Company and the Xian General Factory for Oil Prospecting Equipment
10.2*	Sale and Purchase Agreement dated December 19, 2003 by and among Sercel Australia Pty Ltd and Thales Underwater Systems Pty Ltd
10.3*	Revolving Credit Facility Agreement dated March 12, 2004 by and among us, Sercel SA, CGG Marine, Natexis Banques Populaires and certain banks and financial institutions
31.1*	Certificate issued by the CGG Chairman and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
31.2*	Certificate issued by the CGG Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

*	Filed herewith

Reports on Form 6-K

On January 6, 2004, we submitted a report on Form 6-K including a press release announcing the closing of Thales seismic equipment business acquisition.

On January 8, 2004, we submitted a report on Form 6-K including a press release announcing a change of responsibilities within the Executive Committee.

On March 4, 2004, we submitted a report on Form 6-K including a press release announcing that Sercel continues its expansion and acquires two technology companies.

On March 12, 2004, we submitted a report on Form 6-K including a press release announcing our final 2003 consolidated results.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Compagnie Générale de Géophysique
(Registrant)

/s/ Michel Ponthus Michel Ponthus Senior Executive Vice President Human Resources & Finance and Chief Financial Officer

Date: May 13, 2004